SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*

NEXCEN BRANDS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

653351 10 6
(CUSIP Number)

David S. Oros Chairman 1330 Avenue of the Americas, New York, N.Y., 10019 Telephone: (212) 277-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 653351 10 6
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David S. Oros
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B) X
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization United States
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,030,879
	8.	Shared Voting Power 216,989
	9.	Sole Dispositive Power 2,130,879
	10.	Shared Dispositive Power 216,989
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,868
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 6.3%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 4 amends and supplements the Schedule 13D that was originally filed on July 9, 2001, and that was amended and supplemented by Amendment No. 1 filed on February 7, 2006, Amendment No. 2 filed on June 23, 2006 and Amendment No. 3 filed on November 1, 2006 (as amended and supplemented, the “Schedule 13D”) by (i) David S. Oros and (ii) NexGen Technologies, LLC, a Maryland limited liability company relating to their beneficial ownership of shares of the common stock, par value $0.01 per share (the “Shares”), of NexCen Brands, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 is filed solely by Mr. Oros (the “Reporting Person”). As disclosed in Amendment No. 3, NexGen Technologies, LLC ceased to be a beneficial owner of more than five percent of the Issuer’s Shares on October 23, 2006. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

The following information is hereby added to the existing disclosure in Item 4 of the Schedule 13D:

On March 23, 2007, Mr. Oros, the Chairman of the Board of the Issuer, and Marla Oros, his wife, entered into a Rule 10b5-1 trading plan (the "Oros Plan") with a broker, in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Mr. and Mrs. Oros entered into the Oros Plan as part of their overall financial planning strategy. The Oros Plan specifies that an aggregate of 567,301 shares of Issuer stock may be sold periodically, subject to the terms and conditions of the Oros Plan between March 26, 2007 and March 26, 2008.

Also on March 23, 2007, NexGen Technologies, LLC, which is controlled by Mr. Oros, entered into a Rule 10b5-1 trading plan (the "NexGen Plan," and together with the Oros Plan collectively the “Plans”) with a broker, in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Mr. Oros entered into the NexGen Plan as part of his overall financial planning strategy. The NexGen Plan specifies that an aggregate of 1,209,699 shares of Issuer stock may be sold periodically, subject to the terms and conditions of the NexGen Plan between March 26, 2007 and March 26, 2008.

All shares under the Plans will be sold in a manner so as to minimize any potential impact on the market for the Issuer's stock. Pursuant to the terms of the Plans, Mr. Oros, Mrs. Oros and NexGen Technologies, LLC will have no further control over the timing of stock sales under the Plans.

Other than as described in this Schedule 13D, the Reporting Person does not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby replaced in their entirety by the following:

(a) and (b) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. Oros beneficially owns an aggregate of 3,247,868 Shares, constituting 6.3% of the total outstanding Shares as of March 1, 2007, based on the number of shares of outstanding common stock of the Issuer as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Mr. Oros has the sole power to direct the voting of 3,030,879 Shares beneficially owned by him, and the sole power to direct the disposition of 2,130,879 Shares beneficially owned by him. The 3,247,868 Shares beneficially owned by Mr. Oros include 764,279 Shares owned jointly by Mr. Oros and his wife, immediately exercisable warrants to purchase 812,500 Shares, options to purchase 130,600 Shares, 216,989 Shares held by NexGen Technologies, LLC and 900,000 Shares Mr. Oros has the right to vote under the a voting agreement between former UCC security holders and Mr. Oros (the “Voting Agreement”). Mr. Oros has the sole power to direct the voting and disposition of the 812,500 Shares issuable upon exercise of warrants and the 130,600 Shares issuable upon exercise of options. By virtue of his position as managing member of NexGen Technologies, LLC, Mr. Oros has the shared power to direct the voting and disposition of the 216,989 Shares held by NexGen Technologies, LLC. During the term of the Voting Agreement, Mr. Oros has the sole voting power of the 900,000 shares covered by the Voting Agreement.

(c) Transactions in the Shares of the Issuer effected by NexGen Technologies, LLC during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following information is hereby added to the existing disclosure in Item 6 of the Schedule 13D:

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer; except the 10b5-1 plans covering the sale of certain shares disclosed in Item 4 of this Schedule 13D which are hereby incorporated by reference.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David S. Oros

David S. Oros

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction*
NexGen Technologies, LLC	4/4/2007	387	$10.99
NexGen Technologies, LLC	4/4/2007	700	$10.98
NexGen Technologies, LLC	4/4/2007	400	$10.96
NexGen Technologies, LLC	4/4/2007	17,200	$10.95
NexGen Technologies, LLC	4/4/2007	600	$10.92
NexGen Technologies, LLC	4/4/2007	900	$10.91
NexGen Technologies, LLC	4/4/2007	23,500	$10.90
NexGen Technologies, LLC	4/4/2007	3,100	$10.88
NexGen Technologies, LLC	4/4/2007	300	$10.87
NexGen Technologies, LLC	4/4/2007	1,200	$10.86
NexGen Technologies, LLC	4/4/2007	1,900	$10.85
NexGen Technologies, LLC	4/4/2007	200	$10.84
NexGen Technologies, LLC	4/4/2007	600	$10.83
NexGen Technologies, LLC	4/4/2007	2,400	$10.82
NexGen Technologies, LLC	4/4/2007	1,350	$10.81
NexGen Technologies, LLC	4/4/2007	500	$10.80
NexGen Technologies, LLC	4/4/2007	623	$10.79
NexGen Technologies, LLC	4/4/2007	400	$10.78
NexGen Technologies, LLC	4/4/2007	3,500	$10.77
NexGen Technologies, LLC	4/4/2007	2,708	$10.76
NexGen Technologies, LLC	4/4/2007	14,732	$10.75
NexGen Technologies, LLC	4/4/2007	1,944	$10.74
NexGen Technologies, LLC	4/4/2007	2,200	$10.73
NexGen Technologies, LLC	4/4/2007	1,400	$10.72
NexGen Technologies, LLC	4/4/2007	2,000	$10.71
NexGen Technologies, LLC	4/4/2007	23,900	$10.70
NexGen Technologies, LLC	4/4/2007	3,100	$10.69
NexGen Technologies, LLC	4/4/2007	7,100	$10.68
NexGen Technologies, LLC	4/4/2007	7,400	$10.67
NexGen Technologies, LLC	4/4/2007	14,820	$10.66
NexGen Technologies, LLC	4/4/2007	26,936	$10.65
NexGen Technologies, LLC	4/4/2007	300	$10.64
NexGen Technologies, LLC	4/4/2007	600	$10.63
NexGen Technologies, LLC	4/4/2007	100	$10.61
NexGen Technologies, LLC	4/4/2007	6,000	$10.60
NexGen Technologies, LLC	4/5/2007	5,970	$11.65
NexGen Technologies, LLC	4/5/2007	2,900	$11.62
NexGen Technologies, LLC	4/5/2007	1,300	$11.61
NexGen Technologies, LLC	4/5/2007	15,800	$11.60
NexGen Technologies, LLC	4/5/2007	3,700	$11.59
NexGen Technologies, LLC	4/5/2007	100	$11.58
NexGen Technologies, LLC	4/5/2007	6,200	$11.56
NexGen Technologies, LLC	4/5/2007	100	$11.52
NexGen Technologies, LLC	4/5/2007	2,300	$11.51
NexGen Technologies, LLC	4/5/2007	11,630	$11.50

NexGen Technologies, LLC	4/5/2007	1,000	$11.32
NexGen Technologies, LLC	4/5/2007	200	$11.31
NexGen Technologies, LLC	4/5/2007	8,800	$11.30
NexGen Technologies, LLC	4/5/2007	245	$11.29
NexGen Technologies, LLC	4/5/2007	7,700	$11.28
NexGen Technologies, LLC	4/5/2007	12,350	$11.27
NexGen Technologies, LLC	4/5/2007	700	$11.26
NexGen Technologies, LLC	4/5/2007	9,005	$11.25
NexGen Technologies, LLC	4/5/2007	600	$11.03
NexGen Technologies, LLC	4/5/2007	700	$11.02
NexGen Technologies, LLC	4/5/2007	28,700	$11.00
NexGen Technologies, LLC	4/9/2007	1,855	$11.67
NexGen Technologies, LLC	4/9/2007	8,279	$11.66
NexGen Technologies, LLC	4/9/2007	12,366	$11.65
NexGen Technologies, LLC	4/10/2007	100	$11.83
NexGen Technologies, LLC	4/10/2007	200	$11.82
NexGen Technologies, LLC	4/10/2007	100	$11.81
NexGen Technologies, LLC	4/10/2007	400	$11.80
NexGen Technologies, LLC	4/10/2007	100	$11.79
NexGen Technologies, LLC	4/10/2007	600	$11.78
NexGen Technologies, LLC	4/10/2007	13,891	$11.76
NexGen Technologies, LLC	4/10/2007	14,609	$11.75
NexGen Technologies, LLC	4/11/2007	5,100	$12.82
NexGen Technologies, LLC	4/11/2007	24,900	$12.80
NexGen Technologies, LLC	4/11/2007	980	$12.53
NexGen Technologies, LLC	4/11/2007	500	$12.52
NexGen Technologies, LLC	4/11/2007	300	$12.51
NexGen Technologies, LLC	4/11/2007	18,220	$12.50
NexGen Technologies, LLC	4/11/2007	10,000	$12.35
NexGen Technologies, LLC	4/11/2007	900	$12.17
NexGen Technologies, LLC	4/11/2007	3,500	$12.17
NexGen Technologies, LLC	4/11/2007	2,865	$12.16
NexGen Technologies, LLC	4/11/2007	22,735	$12.15
NexGen Technologies, LLC	4/11/2007	2,900	$11.95
NexGen Technologies, LLC	4/11/2007	900	$11.93
NexGen Technologies, LLC	4/11/2007	4,100	$11.92
NexGen Technologies, LLC	4/11/2007	22,100	$11.90
NexGen Technologies, LLC	4/16/2007	400	$12.89
NexGen Technologies, LLC	4/16/2007	4,100	$12.88
NexGen Technologies, LLC	4/16/2007	200	$12.87
NexGen Technologies, LLC	4/16/2007	300	$12.86
NexGen Technologies, LLC	4/16/2007	45,000	$12.85
NexGen Technologies, LLC	4/16/2007	600	$12.79
NexGen Technologies, LLC	4/16/2007	300	$12.78
NexGen Technologies, LLC	4/16/2007	100	$12.77
NexGen Technologies, LLC	4/16/2007	700	$12.75
NexGen Technologies, LLC	4/16/2007	100	$12.74
NexGen Technologies, LLC	4/16/2007	400	$12.73
NexGen Technologies, LLC	4/16/2007	700	$12.72

NexGen Technologies, LLC	4/16/2007	600	$12.71
NexGen Technologies, LLC	4/16/2007	900	$12.70
NexGen Technologies, LLC	4/16/2007	100	$12.69
NexGen Technologies, LLC	4/16/2007	1,100	$12.68
NexGen Technologies, LLC	4/16/2007	2,200	$12.67
NexGen Technologies, LLC	4/16/2007	1,545	$12.66
NexGen Technologies, LLC	4/16/2007	15,655	$12.65
NexGen Technologies, LLC	4/16/2007	200	$12.54
NexGen Technologies, LLC	4/16/2007	600	$12.52
NexGen Technologies, LLC	4/16/2007	2,305	$12.51
NexGen Technologies, LLC	4/16/2007	21,895	$12.50
NexGen Technologies, LLC	4/17/2007	1,500	$13.00
NexGen Technologies, LLC	4/17/2007	1,900	$12.98
NexGen Technologies, LLC	4/17/2007	3,900	$12.96
NexGen Technologies, LLC	4/17/2007	27,300	$12.95
NexGen Technologies, LLC	4/17/2007	396	$12.94
NexGen Technologies, LLC	4/17/2007	3,465	$12.92
NexGen Technologies, LLC	4/17/2007	8,039	$12.91
NexGen Technologies, LLC	4/17/2007	38,100	$12.90
NexGen Technologies, LLC	4/17/2007	241	$12.84
NexGen Technologies, LLC	4/17/2007	559	$12.83
NexGen Technologies, LLC	4/17/2007	1,800	$12.82
NexGen Technologies, LLC	4/17/2007	1,400	$12.81
NexGen Technologies, LLC	4/17/2007	21,000	$12.80
NexGen Technologies, LLC	4/18/2007	4,506	$12.85
NexGen Technologies, LLC	4/18/2007	3,809	$12.83
NexGen Technologies, LLC	4/18/2007	723	$12.82
NexGen Technologies, LLC	4/18/2007	2,100	$12.81
NexGen Technologies, LLC	4/18/2007	8,048	$12.80
NexGen Technologies, LLC	4/19/2007	1,700	$13.03
NexGen Technologies, LLC	4/19/2007	500	$13.02
NexGen Technologies, LLC	4/19/2007	500	$13.00
NexGen Technologies, LLC	4/19/2007	2,700	$12.99
NexGen Technologies, LLC	4/19/2007	4,755	$12.98
NexGen Technologies, LLC	4/19/2007	19,161	$12.97
NexGen Technologies, LLC	4/19/2007	5,623	$12.96
NexGen Technologies, LLC	4/19/2007	48,541	$12.95
NexGen Technologies, LLC	4/19/2007	8,021	$12.94
NexGen Technologies, LLC	4/19/2007	10,003	$12.93
NexGen Technologies, LLC	4/19/2007	16,624	$12.92
NexGen Technologies, LLC	4/19/2007	8,621	$12.91
NexGen Technologies, LLC	4/19/2007	43,980	$12.90
NexGen Technologies, LLC	4/19/2007	2,400	$12.89
NexGen Technologies, LLC	4/19/2007	3,500	$12.88
NexGen Technologies, LLC	4/19/2007	2,700	$12.87
NexGen Technologies, LLC	4/19/2007	2,800	$12.86
NexGen Technologies, LLC	4/19/2007	2,143	$12.85
NexGen Technologies, LLC	4/19/2007	7,018	$12.84
NexGen Technologies, LLC	4/19/2007	15,382	$12.83

NexGen Technologies, LLC	4/19/2007	12,106	$12.82
NexGen Technologies, LLC	4/19/2007	1,593	$12.81
NexGen Technologies, LLC	4/19/2007	4,694	$12.80
NexGen Technologies, LLC	4/19/2007	100	$12.79
NexGen Technologies, LLC	4/19/2007	614	$12.78
NexGen Technologies, LLC	4/19/2007	1,200	$12.77
NexGen Technologies, LLC	4/19/2007	2,012	$12.76
NexGen Technologies, LLC	4/19/2007	2,388	$12.75
NexGen Technologies, LLC	4/19/2007	1,542	$12.74
NexGen Technologies, LLC	4/19/2007	3,218	$12.73
NexGen Technologies, LLC	4/19/2007	1,412	$12.72
NexGen Technologies, LLC	4/19/2007	5,973	$12.71
NexGen Technologies, LLC	4/19/2007	3,000	$12.70
NexGen Technologies, LLC	4/19/2007	800	$12.69
NexGen Technologies, LLC	4/19/2007	3,000	$12.68
NexGen Technologies, LLC	4/20/2007	400	$13.00
NexGen Technologies, LLC	4/20/2007	2,296	$12.99
NexGen Technologies, LLC	4/20/2007	18,404	$12.98
NexGen Technologies, LLC	4/20/2007	1,000	$12.97
NexGen Technologies, LLC	4/20/2007	8,771	$12.96
NexGen Technologies, LLC	4/20/2007	15,229	$12.95

* Each of the above transactions consisted of a sale of Shares in the open market effected pursuant to the 10b5-1 plan adopted by NexGen Technologies, LLC on March 23, 2007. Each such sale above has also previously been or will be reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.